Form U -13 - 60
                   Mutual and Subsidiary Service Companies


                                 ANNUAL REPORT

                                FOR THE PERIOD


             Beginning January 1, 1998 and Ending December 31, 1998

                                    TO THE

                 U. S. SECURITIES AND EXCHANGE COMMISSION

                                      OF

                     NORTHEAST UTILITIES SERVICE COMPANY


                         A Subsidiary Service Company


                  Date of Incorporation - September 3, 1965


             State of Sovereign Power under which Incorporated or
                           Organized - Connecticut


               Location of Principal Executive Offices of Reporting
                  Company - Selden Street, Berlin, CT 06037


         Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                John J. Roman, Vice President and Controller,
                    P.O. Box 270, Hartford, CT 06141-0270


            Name of Principal Holding Company Whose Subsidiaries
                       are served by Reporting Company

                             NORTHEAST UTILITIES








                    INSTRUCTIONS FOR USE ON FORM U-13-60

1.   TIME OF FILING

Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

2.   NUMBER OF COPIES

Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.   PERIOD COVERED BY REPORT

The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.   REPORT FORMAT

Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5.   MONEY AMOUNTS DISPLAYED

All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate, and subject to provisions of Regulation S-X (S210.3-0.1(b)).

6.   DEFICITS DISPLAYED

Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, (S210.3-0.1(c)).

7.   MAJOR AMENDMENTS OR CORRECTIONS

Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.   DEFINITIONS

Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.   ORGANIZATION CHART

The service company shall submit with each annual report a copy of its current organization chart.

10.  METHODS OF ALLOCATION

The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.  ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use in capital billed during the calendar year.






                      LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
                      ---------------------------------------------

                                                       Schedule or         Page
Description of Schedules and Accounts                   Acct. No.           No.
-------------------------------------              -------------------    -----
   COMPARATIVE BALANCE SHEET                       Schedule I              4-5

   SERVICE COMPANY PROPERTY                        Schedule II             6-7

   ACCUMULATED PROVISION FOR DEPRECIATION AND
   AMORTIZATION OF SERVICE COMPANY                 Schedule III             8

   INVESTMENTS                                     Schedule IV              9

   ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES    Schedule V              10

   FUEL STOCK EXPENSES UNDISTRIBUTED               Schedule VI             11

   STORES EXPENSE UNDISTRIBUTED                    Schedule VII            12

   MISCELLANEOUS CURRENT AND ACCRUED ASSETS        Schedule VIII           13

   MISCELLANEOUS DEFERRED DEBITS                   Schedule IX             14

   RESEARCH, DEVELOPMENT, OR DEMONSTRATION
   EXPENDITURES                                    Schedule X              15

   PROPRIETARY CAPITAL                             Schedule XI             16

   LONG-TERM DEBT                                  Schedule XII            17

   CURRENT AND ACCRUED LIABILTIES                  Schedule XIII           18

   NOTES TO FINANCIAL STATEMENTS                   Schedule XIV            19

   COMPARATIVE INCOME STATEMENT                    Schedule XV             20

   ANALYSIS OF BILLING - ASSOCIATE COMPANIES       Account 457             21

   ANALYSIS OF BILLING - NONASSOCIATE COMPANIES    Account 458             22

   ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
   AND NONASSOCIATE COMPANIES                      Schedule XVI            23

   SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE
   FUNCTION                                        Schedule XVII         24-25

   DEPARTMENTAL ANALYSIS OF SALARIES               Account 920             26

   OUTSIDE SERVICES EMPLOYED                       Account 923             27

   EMPLOYEE PENSIONS AND BENEFITS                  Account 926             28

   GENERAL ADVERTISING EXPENSES                    Account 930.1           29

   MISCELLANEOUS GENERAL EXPENSES                  Account 930.2           30

   RENTS                                           Account 931             31

   TAXES OTHER THAN INCOME TAXES                   Account 408             32

   DONATIONS                                       Account 426.1           33

   OTHER DEDUCTIONS                                Account 426.5           34

   NOTES TO STATEMENT OF INCOME                    Schedule XVIII          35





                      LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
                      --------------------------------------------


                                                                    Page
Description of Reports or Statements                                 No.
------------------------------------                               -----


   ORGANIZATION CHART                                                36

   METHODS OF ALLOCATION                                             37

   ANNUAL STATEMENT OF COMPENSATION FOR
   USE OF CAPITAL BILLED                                             38

   ELECTRIC POWER BROKERING AND MARKETING ACTIVITIES                 38A

   SIGNATURE PAGE                                                    39






                ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                       SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.
----------------------------------------------------------------------------------------
ACCOUNT                 ASSETS AND OTHER DEBITS                       AS OF DECEMBER 31
----------------------------------------------------------------------------------------
                                                                   1998           1997
                                                                  (Thousands of Dollars)
       SERVICE COMPANY PROPERTY
       ------------------------
101    Service company property (Schedule II)                      $93,857      $84,317
107    Construction work in progress (Schedule II)                   5,871        7,788
                                                                -----------  -----------
           Total Property                                           99,728       92,105
                                                                -----------  -----------
108    Less accumulated provision for depreciation and
       amortization of service company property (Schedule III)      63,290       51,650
                                                                -----------  -----------
           Net Service Company Property                             36,438       40,455
                                                                -----------  -----------
       INVESTMENTS
       -----------
123    Investments in associate companies (Schedule IV)               -            -
124    Other investments (Schedule IV)                               4,859        4,155
                                                                -----------  -----------
           Total Investments                                         4,859        4,155
                                                                -----------  -----------
       CURRENT AND ACCRUED ASSETS
       --------------------------
131    Cash                                                         10,363        9,030
134    Special deposits                                                 22         -
135    Working funds                                                   470          470
136    Temporary cash investments (Schedule IV)                     53,500       34,700
141    Notes receivable                                               -            -
143    Accounts receivable                                          75,855       42,017
144    Accumulated provision of uncollectible accounts                -            -
146    Accounts receivable from associate companies (Schedule V)    58,543      193,151
152    Fuel stock expenses undistributed (Schedule VI)                -            -
154    Materials and supplies                                          639           34
163    Stores expense undistributed (Schedule VII)                    -            -
165    Prepayments                                                   2,607        2,574
174    Miscellaneous current and accrued assets (Schedule VIII)       -            -
                                                                -----------  -----------
           Total Current and Accrued Assets                        201,999      281,976
                                                                -----------  -----------
       DEFERRED DEBITS
       ---------------
181    Unamortized debt expense                                       -            -
184    Clearing accounts                                                18          704
186    Miscellaneous deferred debits (Schedule IX)                  37,833       36,308
188    Research, development, or demonstration
       expenditures (Schedule X)                                      -            -
190    Accumulated deferred income taxes                            15,366       17,644
                                                                -----------  -----------
           Total Deferred Debits                                    53,217       54,656
                                                                -----------  -----------
           TOTAL ASSETS AND OTHER DEBITS                          $296,513     $381,242
                                                                ===========  ===========






                ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                       SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.
----------------------------------------------------------------------------------------
ACCOUNT           LIABILITIES AND PROPRIETARY CAPITAL                 AS OF DECEMBER 31
----------------------------------------------------------------------------------------
                                                                   1998         1997
                                                                  (Thousands of Dollars)
       PROPRIETARY CAPITAL
       -------------------
201    Common stock issued  (Schedule XI)                            $-           $-
211    Miscellaneous paid-in-capital (Schedule XI)                       1            1
215    Appropriated retained earnings (Schedule XI)                   -            -
216    Unappropriated retained earnings (Schedule XI)                 -            -
                                                                -----------  -----------
           Total Proprietary Capital                                     1            1
                                                                -----------  -----------
       LONG-TERM DEBT
       --------------
223    Advances from associate companies (Schedule XII)               -            -
224    Other long-term debt (Schedule XII)                            -            -
225    Unamortized premium on long-term debt                          -            -
226    Unamortized discount on long-term debt-debit                   -            -
                                                                -----------  -----------
           Total Long-Term Debt                                       -            -
                                                                -----------  -----------

       CURRENT AND ACCRUED LIABILITIES
       -------------------------------
231    Notes payable                                                  -            -
232    Accounts payable                                             78,739       82,544
233    Notes payable to associate companies (Schedule XIII)        107,350      141,950
234    Accounts payable to associate companies (Schedule XIII)       5,124       33,894
236    Taxes accrued                                                 3,987       14,487
237    Interest accrued                                                  2           13
238    Dividends declared                                             -            -
241    Tax collections payable                                        (470)        (625)
242    Miscellaneous current and accrued
       liabilities (Schedule XIII)                                  31,357       42,760
                                                                -----------  -----------
           Total Current and Accrued Liabilities                   226,089      315,023
                                                                -----------  -----------
       DEFERRED CREDITS
       ----------------
253    Other deferred credits                                       70,423       66,218
255    Accumulated deferred investment tax credits                    -            -
                                                                -----------  -----------
           Total Deferred Credits                                   70,423       66,218
                                                                -----------  -----------
282    ACCUMULATED DEFERRED INCOME TAXES                              -            -
       ---------------------------------                        -----------  -----------

           TOTAL LIABILITIES AND PROPRIETARY CAPITAL              $296,513     $381,242
                                                                ===========  ===========






                    ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                            For the Year Ended December 31, 1998

                           SCHEDULE II - SERVICE COMPANY PROPERTY

-------------------------------------------------------------------------------------------
                                     BALANCE AT           RETIREMENTS             BALANCE
                                     BEGINNING                OR        OTHER     AT CLOSE
                DESCRIPTION           OF YEAR   ADDITIONS    SALES    CHANGES(1)  OF YEAR
-------------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)
SERVICE COMPANY PROPERTY
------------------------
Account
-------
  301  ORGANIZATION

  303  MISCELLANEOUS INTANGIBLE PLANT   $2,035    $2,456          $0       ($98)    $4,393

  304  LAND AND LAND RIGHTS

  305  STRUCTURES AND IMPROVEMENTS

  306  LEASEHOLD IMPROVEMENTS            1,019                                       1,019

  307  EQUIPMENT (2)                    62,959     7,123        (974)    (1,039)    70,017

  308  OFFICE FURNITURE AND EQUIPMENT   16,719         2                            16,721

  309  AUTOMOBILES, OTHER VEHICLES
       AND RELATED GARAGE EQUIPMENT          5                                           5

  310  AIRCRAFT AND AIRPORT EQUIPMENT

  311  OTHER SERVICE COMPANY
       PROPERTY (3)                      1,580                  (122)                1,702
                                     ---------- --------- ----------- ---------- ----------
            SUB-TOTAL                   84,317     9,581      (1,096)    (1,137)    93,857
                                     ---------- --------- ----------- ---------- ----------

  107  CONSTRUCTION WORK IN
       PROGRESS (4)                      7,788    (1,917)                            5,871
                                     ---------- --------- ----------- ---------- ----------
            TOTAL                      $92,105    $7,664     ($1,096)   ($1,137)   $99,728
                                     ========== ========= =========== ========== ==========

-------------------------------------------------------------------------------------------
   (1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

       Transfer of service company property to the Operating Companies.








                                    SCHEDULE II - CONTINUED
                                    -----------------------

   (2) SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY
       SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND
       THE BALANCE AT THE CLOSE OF THE YEAR:

-------------------------------------------------------------------------------------------
                                                                                  BALANCE
                                                                                  AT CLOSE
           SUBACCOUNT DESCRIPTION                          ADDITIONS              OF YEAR
-------------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)
 307NA Automatic Data Processing Equipment                    $2,282               $39,172
 307NB Construction Equipment                                     63                   322
 307NC Other Communication Equipment                           4,620                26,340
 307NL Research and Laboratory Equipment                          75                 3,912
 307NM Microwave Equipment                                         5                   182
 307NP Printing and Stationery Equipment                          78                    89
                                                          -----------            ----------

                                               TOTAL          $7,123               $70,017
                                                          ===========            ==========








-------------------------------------------------------------------------------------------
   (3) DESCRIBE OTHER SERVICE COMPANY PROPERTY:

       This account includes audio, visual, cafeteria and training equipment.


-------------------------------------------------------------------------------------------
   (4) DESCRIBE CONSTRUCTION WORK IN PROGRESS:

       This account includes data processing equipment and other general plant items.








                     ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                             For the Year Ended December 31, 1998


                                       SCHEDULE III

                         ACCUMULATED PROVISION FOR DEPRECIATION AND
                          AMORTIZATION OF SERVICE COMPANY PROPERTY
                         ------------------------------------------

--------------------------------------------------------------------------------------------
                                                 ADDITIONS               OTHER
                                      BALANCE AT  CHARGED               CHANGES    BALANCE
                                      BEGINNING     TO                    ADD      AT CLOSE
                 DESCRIPTION           OF YEAR   ACCT 403  RETIREMENTS (DEDUCT)(1) OF YEAR
--------------------------------------------------------------------------------------------
                                                       (Thousands of Dollars)
Account
-------
  301   ORGANIZATION

  303   MISCELLANEOUS INTANGIBLE PLANT     $976      $102                    984     $2,062

  304   LAND AND LAND RIGHTS

  305   STRUCTURES AND IMPROVEMENTS

  306   LEASEHOLD IMPROVEMENTS              905         5                               910

  307   EQUIPMENT                        34,318    10,102        (974)    (1,181)    44,213

  308   OFFICE FURNITURE AND FIXTURES    14,759       327                     38     15,124

  309   AUTOMOBILES, OTHER VEHICLES
        AND RELATED GARAGE EQUIPMENT          2                                2          4

  310   AIRCRAFT AND AIRPORT EQUIPMENT

  311   OTHER SERVICE COMPANY
        PROPERTY                            690       140        (122)        25        977
                                      ---------- --------- ----------- ---------- ----------
             TOTAL                      $51,650   $10,676     ($1,096)     ($132)   $63,290
                                      ========== ========= =========== ========== ==========

--------------------------------------------------------------------------------------------
    (1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

        NONE









                    ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                            For the Year Ended December 31, 1998


                                 SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:  Complete the following schedule concerning investments.

               Under Account 124, "Other Investments," state each investment separately, with description, including the name of issuing company,

               number of shares or principal amount, etc.

               Under Account 136, "Temporary Cash Investments," list each investment separately.

--------------------------------------------------------------------------------------
                                                               BALANCE AT   BALANCE AT
                                                               BEGINNING      CLOSE
                       DESCRIPTION                              OF YEAR      OF YEAR
--------------------------------------------------------------------------------------
                                                               (THOUSANDS OF DOLLARS)

ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES                  $  -         $  -



ACCOUNT 124 - OTHER INVESTMENTS:

   RABBI Trust Investment (Supplemental Executive
     Retirement Savings Plan)                                      4,155        4,859
                                                               ----------   ----------
               Total - ACCOUNT 124                                 4,155        4,859
                                                               ----------   ----------



ACCOUNT 136 - TEMPORARY CASH INVESTMENTS
   Fidelity Money Market Fund, due January 4, 1999                     0       12,850
   Provident Money Market Fund, due January 4, 1999                    0       16,200
   Goldman Sachs Money Market Fund, due January 4, 1999                0       24,450
   Fidelity Money Market Fund, due January 2, 1998                 3,913            0
   Merrill Lynch Money Market Fund, due January 2, 1998            3,556            0
   Provident Money Market Fund, due January 2, 1998               18,181            0
   Goldman Sachs Money Market Fund, due January 2, 1998            9,050            0
                                                               ----------   ----------
               Total - ACCOUNT 136                                34,700       53,500
                                                               ----------   ----------

                                          GRAND TOTAL            $38,855      $58,359
                                                               ==========   ==========









                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 1998


               SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.


------------------------------------------------------------------------------------------
                                                                  BALANCE AT   BALANCE AT
                                                                  BEGINNING       CLOSE
                        DESCRIPTION                                OF YEAR       OF YEAR
------------------------------------------------------------------------------------------
                                                                   (Thousands of Dollars)
ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
---------------------------------------------
Northeast Utilities                                                    $217        $1,882
The Connecticut Light and Power Company                              46,606       (13,917)
The Rocky River Realty Company                                           81           390
Holyoke Water Power Company                                             817           632
Holyoke Power and Electric Company                                      (10)         (621)
Western Massachusetts Electric Company                               10,931         2,821
Public Service Company of New Hampshire                               5,862         3,501
Properties, Inc.                                                          1             0
North Atlantic Energy Corporation                                        36           (41)
North Atlantic Service Energy Corporation                             2,022         1,767
The Quinnehtuk Company                                                    3            40
Northeast Nuclear Energy Company                                     20,639           750
Charter Oak Energy Incorporated                                        (182)            9
COE Tejona Corporation                                                   13             0
COE Development Corporation                                              54             0
COE Ave Fenix Corporation                                                 0            21
Mode 1 Communications, Inc.                                             151             3
Select Energy, Inc.                                                  (1,367)        7,400
HEC Inc.                                                                 27            56
                                                                  ----------   -----------
                                                                     85,901         4,693
                                                                  ----------   -----------

NOTES RECEIVABLE (MONEY POOL) FROM ASSOCIATE COMPANIES
-------------------------------------------------------
The Connecticut Light and Power Company                              61,300             0
North Atlantic Energy Corporation                                     9,950             0
The Rocky River Realty Company                                       15,700        16,050
The Quinnehtuk Company                                                5,350         5,900
Western Massachusetts Electric Company                               14,350        30,900
HEC Inc.                                                                600         1,000
                                                                  ----------   -----------
                                                                    107,250        53,850
                                                                  ----------   -----------
                                             TOTAL                 $193,151       $58,543
                                                                  ==========   ===========
ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:

               See page 10A for details










                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 1998

               SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.


------------------------------------------------------------------------------------------
                                                                                  TOTAL
                                                                                PAYMENTS
------------------------------------------------------------------------------------------
                                                                               (Thousands
                                                                               of Dollars)
ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:
Northeast Utilities                                                                $3,335
The Connecticut Light and Power Company                                           127,961
Holyoke Water Power Company                                                           303
Holyoke Power and Electric Company                                                 (7,672)
Western Massachusetts Electric Company                                             52,256
Public Service Company of New Hampshire                                            87,115
Properties, Inc.                                                                        3
North Atlantic Energy Corporation                                                    (573)
North Atlantic Service Energy Corporation                                           7,981
Northeast Nuclear Energy Company                                                   46,891
Charter Oak Energy Incorporated                                                       271
COE Development Corporation                                                            17
COE Argentina II Corporation                                                          (11)
COE Tejona Corporation                                                                  1
COE Fenix Corporation                                                                   4
Select Energy, Inc.                                                                 9,852
Mode 1 Communication, Inc.                                                             36
The Quinnehtuk Company                                                                296
The Rocky River Realty Company                                                        902
HEC Inc.                                                                               40
                                                                               -----------
                                             TOTAL                               $329,008
                                                                               ===========

Convenience payments result primarily from the following items:

Net Power Exchange                                                                $39,819
Employee Pensions and Benefits                                                     95,348
U.S. Department of Energy Fees                                                      3,656
Electric Power Research Institute Fees                                              1,227
Legal Services                                                                     22,312
Nuclear Insurance                                                                   1,567
Non-Nuclear Insurance                                                              15,878
Engineering Services                                                                8,633
Communication Expenses                                                              1,620
Payroll Deductions to Credit Unions                                                30,413
Temporary Personnel Services                                                        4,009
Tree Trimming                                                                       3,788
Conservation Consulting                                                             7,257
Storm Emergency                                                                     7,447
Overhead Line Construction                                                          3,262
Computers Services                                                                  1,016
Fleet leasing                                                                       5,015
Fuel Purchases                                                                     49,268
Environmental Insurance Settlement                                                (14,000)
Postage-customer billing                                                            5,759
Financing Fees                                                                      1,250
Low Income Weatherization Services                                                  1,429
Installation of LED Traffic Signals                                                 2,514
DPUC Assessment                                                                     1,384
Miscellaneous (1,013 items)                                                        29,137
                                                                               -----------
                                             TOTAL                               $329,008
                                                                               ===========







                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 1998

                   SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below, give an overall report of the fuel functions performed by the service company.

--------------------------------------------------------------------------------------

              DESCRIPTION                       LABOR         EXPENSES        TOTAL
--------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)

ACCOUNT 152 - FUEL STOCK EXPENSES
              UNDISTRIBUTED                        $465            $14           $479


The above fuel stock expenses are billed back to each of the associated companies listed below:

The Connecticut Light and Power Company            (234)            (4)          (238)
Public Service Company of New Hampshire            (158)            (8)          (166)
Western Massachusetts Electric Company               (7)             0             (7)
Holyoke Water Power Company                         (66)            (2)           (68)



                                                 -------        -------        -------
                                        TOTAL        $0             $0             $0
                                                 =======        =======        =======





--------------------------------------------------------------------------------------

SUMMARY: Fuel functions performed by the Service Company consist mainly of the acquisition of fossil fuels.








                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 1998

                     SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.



--------------------------------------------------------------------------------------

              DESCRIPTION                       LABOR         EXPENSES        TOTAL
--------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)

ACCOUNT 163 - STORES EXPENSE
              UNDISTRIBUTED                      $1,877            $33         $1,910


The above stores expenses are billed back to each of the companies listed below:


The Connecticut Light and Power Company            (963)           (28)          (991)
Public Service Company of New Hampshire            (212)            (8)          (220)
Western Massachusetts Electric Company             (127)            (4)          (131)
Holyoke Water Power Company                         (31)             0            (31)
Northeast Nuclear Energy Company                   (477)             1           (476)
North Atlantic Energy Service Corporation            (4)             0             (4)
Select Energy, Inc.                                  (1)             0             (1)
Connecticut Yankee Atomic Power Company -
    (nonassociate company)                          (62)             6            (56)
                                                 -------        -------        -------
                                        TOTAL        $0             $0             $0
                                                 =======        =======        =======







                   ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                           For the Year Ended December 31, 1998


                                      SCHEDULE VIII

                         MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.


----------------------------------------------------------------------------------------
                                                               BALANCE AT     BALANCE AT
                                                                BEGINNING       CLOSE
                       DESCRIPTION                               OF YEAR       OF YEAR
----------------------------------------------------------------------------------------
                                                                  (Thousands of Dollars)

ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS             $-             $-















                                                               -----------    ----------
                                          TOTAL                    $-             $-
                                                               ===========    ==========







                   ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                           For the Year Ended December 31, 1998


                                      SCHEDULE IX

                              MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.


------------------------------------------------------------------------------------------
                                                                 BALANCE AT     BALANCE AT
                                                                  BEGINNING       CLOSE
                       DESCRIPTION                                 OF YEAR       OF YEAR
------------------------------------------------------------------------------------------
                                                                    (Thousands of Dollars)

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS



Prepaid rent - Rocky River Realty Company                           $23,985       $22,677
Unfunded supplemental executive retirement plan                      10,607        10,607
Unearned Stock Compensation                                               0           390
Agents account clearing                                                 713         1,027
Employees performance payments                                          106           101
Receivable from VEBA trust for retiree's medical/life claims            109         2,038
Deposit for transmission services                                       720           720
Miscellaneous (15 items at beginning and 25 items at end of year)        68           273









                                                                 -----------    ----------
                                           TOTAL                    $36,308       $37,833
                                                                 ===========    ==========









                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 1998


                                     SCHEDULE X

                  RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

------------------------------------------------------------------------------------


                             DESCRIPTION                              AMOUNT
------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)

ACCOUNT 188 - RESEARCH, DEVELOPMENT OR
              DEMONSTRATION EXPENDITURES

EPRI Research Dues                                                        1,317
Wind Research                                                               123
Solar Power Research                                                         34
New Hampshire Wind Assessment                                                40
Landfill Gas Energy Systems                                                  13
Fuel Cell Development                                                         8
Advanced Energy Systems PV                                                    8
Miscellaneous, Various Co-funding project cost, etc.                        172











The above expenses are billed back to each of the associated companies listed below:

The Connecticut Light and Power Company                                  (1,055)
Public Service Company of New Hampshire                                    (110)
Western Massachusetts Electric Company                                     (233)
Holyoke Water Power Company                                                  (6)
Northeast Atlantic Energy Service Company                                  (311)
                                                                         -------
                                                 TOTAL                       $0
                                                                         =======








                  ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                          For the Year Ended December 31, 1998


                                      SCHEDULE XI

                                  PROPRIETARY CAPITAL

------------------------------------------------------------------------------------------
                                     NUMBER OF   PAR OR STATED OUTSTANDING CLOSE OF PERIOD
ACCOUNT                               SHARES         VALUE     ---------------------------
NUMBER     CLASS OF STOCK           AUTHORIZED     PER SHARE   NO. OF SHARES TOTAL AMOUNT
------------------------------------------------------------------------------------------
201     COMMON STOCK ISSUED            5,000         $1.00           1           $1.00
------------------------------------------------------------------------------------------

INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.


------------------------------------------------------------------------------------------
            DESCRIPTION                                            AMOUNT
------------------------------------------------------------------------------------------
                                                        (Thousands of Dollars)

ACCOUNT 211 - MISCELLANEOUS PAID-IN-CAPITAL                        $ 1

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                         -
                                                                   ------
                                                     TOTAL         $ 1
                                                                   ======

------------------------------------------------------------------------------------------

INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociated per the General Instructions of the
              Uniform Systems of Accounts. For dividends paid during the year in cash or otherwise, provide rate pecentage, amount of dividend, date declared and date paid.


------------------------------------------------------------------------------------------
                                    BALANCE AT     NET INCOME                 BALANCE AT
                                     BEGINNING        OR         DIVIDENDS       CLOSE
            DESCRIPTION               OF YEAR        (LOSS)         PAID        OF YEAR
------------------------------------------------------------------------------------------

ACCOUNT 216-UNAPPROPRIATED RETAINED
            EARNINGS                  $ -            $ -          $  -          $ -
                                       -----         -----         -----         -----
                             TOTAL    $ -            $ -          $  -          $ -
                                       =====         =====         =====         =====







                            ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                                    For the Year Ended December 31, 1998

                                                SCHEDULE XII

                                               LONG-TERM DEBT

INSTRUCTIONS:Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224
             -- Other long-term debt provide the name of creditor company or organization, terms of obligation, date of maturity, interest rate, and the amount authorized and outstanding.

-------------------------------------------------------------------------------------------------------
                                                                   BALANCE                     BALANCE
                         TERMS OF OBLIG.  DATE                       AT                          AT
                         CLASS & SERIES   OF    INTEREST  AMOUNT  BEGINNING         DEDUCTIONS  CLOSE
NAME OF CREDITOR          OF OBLIGATION MATURITY  RATE  AUTHORIZED OF YEAR ADDITIONS   (1)     OF YEAR
-------------------------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)
ACCOUNT 223-ADVANCES FROM
            ASSOCIATE                                       $-       $-       $-        $-       $-
            COMPANIES:







ACCOUNT 224-OTHER
            LONG-TERM
            DEBT:                                            -         -        -        -         -

                                                          -----     -----    -----    -----     -----
                                                            $-       $-       $-        $-       $-
                                                          =====     =====    =====    =====     =====

(1) GIVE AN EXPLANATION OF DEDUCTIONS:








                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 1998

                   SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:Provide balance of notes and accounts payable to each associate company.
             Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

---------------------------------------------------------------------------------------
                                                             BALANCE AT      BALANCE AT
                                                              BEGINNING        CLOSE
                     DESCRIPTION                               OF YEAR        OF YEAR
---------------------------------------------------------------------------------------
                                                                (Thousands of Dollars)
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

Northeast Utilities                                             $34,200        $34,400
The Connecticut Light and Power Company                               0          6,600
North Atlantic Energy Corporation                                     0         30,350
Northeast Nuclear Energy Company                                 98,600         25,900
Holyoke Water Power Company                                       9,150         10,100
                                                             -----------     ----------
                                         TOTAL                 $141,950       $107,350
                                                             ===========     ==========
---------------------------------------------------------------------------------------
ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

Northeast Utilities                                                $381           $400
The Connecticut Light and Power Company                             841         (1,460)
The Rocky River Realty Company                                      392            587
Public Service Company of New Hampshire                          29,031          3,039
Western Massachusetts Electric Company                            2,307          2,031
Northeast Nuclear Energy Company                                    918            540
North Atlantic Energy Service Company                                10              5
HEC Inc.                                                             14              0
Holyoke Water Power Company                                           0            (18)
                                                             -----------     ----------
                                         TOTAL                  $33,894         $5,124
                                                             ===========     ==========
---------------------------------------------------------------------------------------
ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES

Pension Cost                                                    $24,746        $12,356
Performance Reward Program                                       14,608         16,195
Payroll Accrual                                                   1,361          1,986
Payroll Deductions                                                  772          1,189
Early Retirement Program                                          1,258           (384)
Interest on Connecticut Sales Tax Settlement                         15             15
                                                             -----------     ----------
                                         TOTAL                  $42,760        $31,357
                                                             ===========     ==========








          ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                 For the Year Ended December 31, 1998

                             SCHEDULE XIV

                     NOTES TO FINANCIAL STATEMENTS



INSTRUCTIONS:   The space below is provided for important notes regarding
                the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    General
    Northeast Utilities Service Company (NUSCO or the company), is a wholly owned subsidiary of Northeast Utilities (NU). The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH), Western Massachusetts Electric Company (WMECO), Holyoke Water Power Company
    (HWP), and North Atlantic Energy Corporation (NAEC) are the operating subsidiaries of the Northeast Utilities system (NU system) and are wholly owned by NU. NUSCO provides centralized accounting, administrative, data processing, engineering, financial, legal, operational, planning, purchasing, and other services to the NU system companies.

    Other wholly owned subsidiaries of NU provide support services for the NU system companies and, in some cases, for other New England utilities. Northeast Nuclear Energy Company acts as agent for the NU system companies and other New England utilities in operating the Millstone nuclear generating facilities. North Atlantic Energy Service Corporation has operational responsibility for the Seabrook nuclear plant.

    Public Utility Regulation
    NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (the 1935 Act). NU and its subsidiaries, including NUSCO, are subject to the provisions of the 1935 Act.

    Depreciation
    The provision for depreciation is calculated using the straight-line method based on estimated remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency.

    Depreciation rates are applied to the average plant-in-service during the period. When plant is retired from service, the original cost of the plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. The depreciation rates for the several classes of plant-in-service are equivalent to a composite rate of 12.6 percent in 1998 and 11.5 percent in 1997.

2.  LEASES

    General
    NUSCO has entered into lease agreements for the use of data processing equipment, office equipment, vehicles and office space. The provisions of these lease agreements generally provide for renewal ptions. At December 31, 1998, NUSCO's capital lease obligations were immaterial.

    Rental payments charged to operating expenses for 1998 and 1997 amounted to approximately $19,000 and $348,000, respectively, for capital leases and $13,057,000 and $18,542,000, respectively, for operating leases.

    Interest included in capital lease rental payments for 1998 was approximately $14,000. Interest included in capital lease rental payments for 1998 was immaterial.

    Future minimum rental payments, excluding executory costs such as property taxes, state use taxes, insurance and maintenance, under long-term noncancelable leases, as of December 31, 1998 are approximately:


                Period                                Operating Leases
                                                   (Thousands of Dollars)
                1999                                      $ 5,600
                2000                                        4,900
                2001                                        4,500
                2002                                        3,100
                2003                                        1,200
                After 2003                                  8,300

                Future minimum lease payments             $27,600


    Rocky River Realty Company
    Rocky River Realty Company (RRR) provides real estate support services, including the leasing of properties and facilities used by NU system companies. During 1997, RRR repurchased certain notes that were secured by real estate leases between RRR as lessor and NUSCO as lessee. The repayment of these rates triggered the acceleration of rent paid by NUSCO to RRR. These amounts were subsequently billed by NUSCO to the applicable NU operating subsidiaries in their proportionate amounts. At December 31, 1998 and 1997, NUSCO has recorded long-term prepaid rent of approximately $22.7 million and $24.0 million, respectively. The asset is being amortized on a straight line basis and will be fully amortized in 2017.

3.  SHORT-TERM DEBT

    Certain subsidiaries of NU are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the NU system, and reduces outside short-term borrowings. NUSCO is not permitted to borrow from the Pool but administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool, but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily Federal Funds rate. Borrowings based on loans from NU parent, however, bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing.

4.  PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

    The NU system subsidiaries, including NUSCO, participate in a uniform noncontributory defined benefit retirement plan covering all regular NU system employees. Benefits are based on years of service and the employees' highest eligible compensation during 60 consecutive months of employment. NUSCO's direct portion of the NU system's pension credit approximated $12.4 million in 1998 and $3.9 million in 1997.

    Currently, NUSCO funds annually an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code. Pension costs are determined using market-related values of pension assets.

    The NU system subsidiaries, including NUSCO, also provide certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees. These benefits are available for employees retiring from the NU system who have met specific service requirements. For current employees and certain retirees, the total benefit is limited to two times the 1993 per-retiree heath care cost. These costs are charged to expense over the future estimated worklife of the employee.

    NUSCO is funding postretirement costs through external trusts. NUSCO is funding, on an annual basis, amounts that are tax-deductible under the Internal Revenue Code.

    Pension and trust assets are invested primarily in domestic and international equity securities and bonds.

    The following table represents the plans' beginning benefit obligation balance reconciled to the ending benefit obligation balance, beginning fair value of plan assets balance reconciled to the ending fair value of plan assets balance and the respective funds' funded status reconciled to the Balance Sheets:

    The components of net cost are:


                                                   At December 31,
                                     Pension Benefits    Postretirement Benefits
                                     1998        1997        1998       1997
(Thousands of Dollars)

Change in benefit obligation
Benefit obligation at beginning
  of year                          $(375,065) $(342,345)  $(57,729)  $(61,657)
Service cost                          (9,787)   (10,729)    (1,638)    (1,657)
Interest cost                        (24,009)   (26,358)    (3,986)    (4,118)
Transfers                             24,151     (6,136)      -          -
Actuarial (loss)/gain                 (1,660)    (7,588)       353      5,169
Benefits paid                         18,946     17,759      4,575      4,534
Curtailments and settlements            -           332       -          -
Benefit obligation at end of year  $(367,424) $(375,065)  $(58,425)  $(57,729)

Change in plan assets
Fair value of plan assets at
  beginning of year                 $509,898   $432,211   $ 29,441   $ 23,687
Actual return on  plan assets         68,418     89,310      4,078      4,815
Employer contribution                   -          -         5,118      5,473
Benefits paid                        (18,946)   (17,759)    (4,575)    (4,534)
Transfers                            (24,801)     6,136       -          -
Fair value of plan assets at end
  of year                           $534,569   $509,898   $ 34,062   $ 29,441
Funded status at December 31        $167,145   $134,833   $(24,363)  $(28,288)
Unrecognized transition amount        (4,711)    (5,317)    35,462     37,995
Unrecognized prior service cost        7,032      7,562       -          -
Unrecognized net gain               (181,822)  (161,824)   (11,099)    (9,707)
Accrued benefit cost                $(12,356) $ (24,746)  $   -      $   -


    The following actuarial assumptions were used in calculating the plans' year-end funded status:


                                                   At December 31,
                                     Pension Benefits    Postretirement Benefits
                                     1998        1997        1998       1997
Discount rate                        7.00%       7.25%       7.00%      7.25%
Compensation/progression rate        4.25%       4.25%       4.25%      4.25%
Health care cost trend rate (a)       N/A         N/A        5.22%      5.76%

    (a) The annual growth in per capita cost of covered health care benefits was assumed to decrease to 4.40 percent by 2001.



    The components of net periodic benefit cost are:


                                       For the Years Ended December 31,
                                     Pension Benefits    Postretirement Benefits
                                     1998        1997        1998       1997
(Thousands of Dollars)

Service cost                        $ 9,787    $ 10,729    $ 1,638    $ 1,657
Interest cost                        24,009      26,358      3,986      4,118
Expected return on  plan assets     (38,873)    (35,796)    (2,265)    (1,797)
Amortization of  unrecognized
  transition (asset)/obligation        (606)       (606)     2,533      2,533
Amortization of prior service cost      530         530       -          -
Amortization of actuarial gain       (7,237)     (4,777)      -          -
Other amortization,  net               -           -          (774)    (1,038)
Curtailments and settlements           -           (332)      -          -
Net periodic benefit (credit)/cost $(12,390)   $ (3,894)   $ 5,118    $ 5,473


    For calculating pension and postretirement benefit costs, the following assumptions were used:

                                       For the Years Ended December 31,
                                     Pension Benefits    Postretirement Benefits
                                     1998        1997        1998       1997

Discount rate                        7.25%       7.75%       7.25%      7.75%
Expected long-term rate of return    9.50%       9.25%        -          -
Compensation/ progression rate       4.25%       4.75%       4.25%      4.75%
Long-term rate of return-
  Health assets, net of tax           N/A         N/A        7.75%      7.50%
  Life assets                         N/A         N/A        9.50%      9.25%


   Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects:


                                     One Percentage      One Percentage
(Thousands of Dollars)               Point Increase      Point Decrease

Effect on  total service and
  interest cost components              $  230              $ (250)
Effect on  postretirement
  benefit obligation                     2,656              (2,803)

The trust holding the health plan assets is subject to federal income taxes at a 39.6 percent tax rate.


5.  COMMITMENTS AND CONTINGENCIES

    Construction Program

    The construction program is subject to periodic review and revision by management. NUSCO currently forecasts construction expenditures of approximately $85.3 million for the years 1999-2003, including approximately $16.0 million for 1999.






                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         FOR THE YEAR ENDED DECEMBER 31, 1998

                                     SCHEDULE XV

                            COMPARATIVE INCOME STATEMENT

--------------------------------------------------------------------------------------

  ACCOUNT         DESCRIPTION                                  1998              1997
--------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)

           INCOME
           ------
    457    Services rendered to associate companies        $282,964          $333,249
    458    Services rendered to nonassociate companies       10,344            33,135
    421    Miscellaneous income or loss                         579               314
                                                        ------------       -----------
                                     Total Income           293,887           366,698
                                                        ------------       -----------

           EXPENSE
           -------
    920    Salaries and wages                               152,988           169,225
    921    Office supplies and expenses                      36,104            44,404
    922    Administrative expense transferred-credit           -                  -
    923    Outside services employed                         34,347            75,015
    924    Property insurance                                     1                30
    925    Injuries and damages                               1,134               845
    926    Employee pensions and benefits                    13,124            22,322
    928    Regulatory commission expense                        209               235
    930.1  General advertising expenses                        -                  -
    930.2  Miscellaneous general expenses                     2,996             2,017
    931    Rents                                             16,424            22,851
    932    Maintenance of structures and equipment            1,464             1,515
    403    Depreciation and amortization expense             10,676            12,212
    408    Taxes other than income taxes                     12,582            12,436
    409    Income taxes                                      (2,453)              856
    410    Provision for deferred income taxes                7,709             3,587
    411    Provision for deferred income taxes-credit        (5,431)           (4,853)
    411.5  Investment tax credit                               -                  -
    426.1  Donations                                            302               327
    426.5  Other deductions                                  11,711             3,669
    427    Interest on long-term debt                          -                  -
    430    Interest on debt to associate companies             -                  -
    431    Other interest expense                              -                    5
                                                        ------------       -----------
                                     Total Expense          293,887           366,698
                                                        ------------       -----------
                               Net Income or (Loss)              $0                $0
                                                        ============       ===========






                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 1998

                                ANALYSIS OF BILLING

                                ASSOCIATE COMPANIES
                                   ACCOUNT 457


------------------------------------------------------------------------------
                                   DIRECT    INDIRECT  COMPENSATION   TOTAL
                                    COSTS      COSTS     FOR USE     AMOUNT
NAME OF ASSOCIATE COMPANY          CHARGED    CHARGED   OF CAPITAL   BILLED
------------------------------------------------------------------------------
                                             (Thousands of Dollars)

                                    457-1      457-2      457-3
                                 ---------------------------------------------
Northeast Utilities                  $5,731       $215     $-          $5,946
The Connecticut Light and
  Power Company                     104,700     13,089      -         117,789
Public Service Company of New
 Hampshire                           27,709      3,037      -          30,746
North Atlantic Energy
  Corporation                           247          4      -             251
Western Massachusetts
  Electric Company                   26,693      2,944      -          29,637
Holyoke Water Power Company           2,129        268      -           2,397
Holyoke Power and Electric
  Company                                12          1      -              13
Northeast Nuclear Energy Company     64,826      7,855      -          72,681
North Atlantic Energy Service
 Corporation                          6,934        786      -           7,720
The Quinnehtuk Company                   44          9      -              53
The Rocky River Realty Company          462          6      -             468
Properties Inc.                           1      -          -               1
Charter Oak Energy Incorporated       1,110         48      -           1,158
COE Avenue Fenix Corporation             19          1      -              20
COE Development Corporation             (10)         3      -              (7)
COE Tejona Corp.                         47          6      -              53
Mode 1 Communications, Inc.             148         16      -             164
Select Energy, Inc.                  11,766      2,060      -          13,826
HEC Inc.                                 47          1      -              48
                                 ---------- ---------- ----------- ----------

                           TOTAL   $252,615    $30,349     $-        $282,964
                                 ========== ========== =========== ==========










              ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                      For the Year Ended December 31, 1998

                               ANALYSIS OF BILLING

                             NONASSOCIATE COMPANIES
                                  ACCOUNT 458

--------------------------------------------------------------------------------------------
                                    DIRECT  INDIRECT COMPENSATION           EXCESS   TOTAL
                                     COSTS   COSTS     FOR USE     TOTAL      OR     AMOUNT
NAME OF NONASSOCIATE COMPANY        CHARGED CHARGED   OF CAPITAL   COSTS  DEFICIENCY BILLED
--------------------------------------------------------------------------------------------
                                                       (Thousands of Dollars)

                                     458-1   458-2      458-3               458-4
                                   ---------------------------------------------------------
Connecticut Yankee Atomic
  Power Company (1)                $ 4,456   $  787   $    -     $ 5,243   $  -     $ 5,243
Connecticut Valley Electric
  Exchange (1)                       3,814       45        -       3,859              3,859
New England Power Exchange (1)         964        2        -         966                966
New England Power Planning
  Committee (1)                        185       -         -         185                185
New England Power Pool (1)              13        1        -          14                 14
Yankee Gas Services Company (1)         (1)      (1)       -          (2)                (2)
                                   ---------------------------------------------------------
                                     9,431      834        -      10,265      -      10,265
                                   ---------------------------------------------------------
Other miscellaneous revenues: (2)
 Southern New England Telephone Co.     41       -         -          41                 41
 Miscellenous (15 companies)            38       -         -          38                 38
                                   ---------------------------------------------------------
                                        79       -         -          79      -          79
                                   ---------------------------------------------------------
TOTAL                              $ 9,510   $  834   $    -     $10,344   $  -     $10,344
                                   =========================================================


INSTRUCTIONS:  Provide a brief description of the services rendered to each nonassociate company:

(1) Northeast Utilities Service Company supplies centralized accounting, administrative, data processing, engineering, financial, legal, operational, planning, purchasing and/or other services.
(2) The services provided were primarily training services and rental of video services.







                                               ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
                                                       For the Year Ended December 31, 1998

                                                                   SCHEDULE XVI
                                                        ANALYSIS OF CHARGES FOR SERVICE
                                                     ASSOCIATE AND NONASSOCIATE COMPANIES
-----------------------------------------------------------------------------------------------------
                                               ASSOCIATE COMPANY CHARGES NONASSOCIATE COMPANY CHARGES
                                               ------------------------- ----------------------------
ACCOUNT                                         DIRECT INDIRECT           DIRECT INDIRECT
NUMBER       DESCRIPTION OF ITEMS                COST    COST    TOTAL     COST    COST      TOTAL
------------------------------------------------------------------------ ----------------------------
                                                                            (Thousands of Dollars)
920    SALARIES AND WAGES                      146,395   2,420   148,815   4,101       72      4,173
921    OFFICE SUPPLIES AND EXPENSES             27,247   7,547    34,794   1,102      208      1,310
922    ADMINISTRATIVE EXPENSE TRANSFERRED-
          CREDIT                                     0       0         0       0        0          0
923    OUTSIDE SERVICES EMPLOYED                31,427   2,037    33,464     828       55        883
924    PROPERTY INSURANCE                            0       1         1       0        0          0
925    INJURIES AND DAMAGES                      1,114       0     1,114      20        0         20
926    EMPLOYEE PENSIONS AND BENEFITS           12,757       0    12,757     367        0        367
928    REGULATORY COMMISSION EXPENSE               209       0       209       0        0          0
930.1  GENERAL ADVERTISING EXPENSES                  0       0         0       0        0          0
930.2  MISCELLANEOUS GENERAL EXPENSES            2,756     241     2,997       2       (3)        (1)
931    RENTS                                     6,218   7,970    14,188   2,017      219      2,236
932    MAINTENANCE OF STRUCTURES AND EQUIPMENT     992     428     1,420      30       14         44
403    DEPRECIATION AND AMORTIZATION EXPENSE         0  10,389    10,389       0      287        287
408    TAXES OTHER THAN INCOME TAXES            12,132       0    12,132     450        0        450
409    INCOME TAXES                             (2,461)      0    (2,461)      8        0          8
410    PROVISION FOR DEFERRED INCOME TAXES       7,709       0     7,709       0        0          0
411    PROVISION FOR DEFERRED INCOME TAXES -
          CREDIT                                (5,431)      0    (5,431)      0        0          0
411.5  INVESTMENT TAX CREDIT                         0       0         0       0        0          0
426.1  DONATIONS                                   302       0       302       0        0          0
426.5  OTHER DEDUCTIONS                         11,125       3    11,128     583        0        583
427    INTEREST ON LONG-TERM DEBT                    0       0         0       0        0          0
431    OTHER INTEREST EXPENSE                        0       0         0       0        0          0
                                               ------------------------------------------------------
                           SUBTOTAL EXPENSES = 252,491  31,036   283,527   9,508      852     10,360

       COMPENSATION FOR USE OF EQUITY CAPITAL=
430    INTEREST ON DEBT TO ASSOCIATE COMPANIES=                        0                           0
431    OTHER INTEREST EXPENSE=                                         0                           0
                                                               ----------                 -----------
                              TOTAL EXPENSES =                   283,527                      10,360
421    MISCELLANEOUS INCOME - CREDIT               124    (687)     (563)      2      (18)       (16)
                                               ------------------------------------------------------
            TOTAL COST OF SERVICE =            252,615  30,349   282,964   9,510      834     10,344
                                               ======================================================

       INSTRUCTION: Total cost of service will
       equal for associate and nonassociate
       companies the total amount billed under
       their separate analysis of billing
       schedules.












--------------------------------------------------------------------------------
                                                   TOTAL CHARGES FOR SERVICE
                                                --------------------------------
ACCOUNT                                          DIRECT    INDIRECT
NUMBER       DESCRIPTION OF ITEMS                 COST       COST       TOTAL
----------------------------------------------- --------------------------------
                                                    (Thousands of Dollars)
920    SALARIES AND WAGES                         150,496      2,492    152,988
921    OFFICE SUPPLIES AND EXPENSES                28,349      7,755     36,104
922    ADMINISTRATIVE EXPENSE TRANSFERRED-
          CREDIT                                        0          0          0
923    OUTSIDE SERVICES EMPLOYED                   32,255      2,092     34,347
924    PROPERTY INSURANCE                               0          1          1
925    INJURIES AND DAMAGES                         1,134          0      1,134
926    EMPLOYEE PENSIONS AND BENEFITS              13,124          0     13,124
928    REGULATORY COMMISSION EXPENSE                  209          0        209
930.1  GENERAL ADVERTISING EXPENSES                     0          0          0
930.2  MISCELLANEOUS GENERAL EXPENSES               2,758        238      2,996
931    RENTS                                        8,235      8,189     16,424
932    MAINTENANCE OF STRUCTURES AND EQUIPMENT      1,022        442      1,464
403    DEPRECIATION AND AMORTIZATION EXPENSE            0     10,676     10,676
408    TAXES OTHER THAN INCOME TAXES               12,582          0     12,582
409    INCOME TAXES                                (2,453)         0     (2,453)
410    PROVISION FOR DEFERRED INCOME TAXES          7,709          0      7,709
411    PROVISION FOR DEFERRED INCOME TAXES -
          CREDIT                                   (5,431)         0     (5,431)
411.5  INVESTMENT TAX CREDIT                            0          0          0
426.1  DONATIONS                                      302          0        302
426.5  OTHER DEDUCTIONS                            11,708          3     11,711
427    INTEREST ON LONG-TERM DEBT                       0          0          0
431    OTHER INTEREST EXPENSE                           0          0          0
                                               ---------------------------------
                           SUBTOTAL EXPENSES =    261,999     31,888    293,887

       COMPENSATION FOR USE OF EQUITY CAPITAL=
430    INTEREST ON DEBT TO ASSOCIATE COMPANIES=                               0
431    OTHER INTEREST EXPENSE=                                                0
                                                                     -----------
                              TOTAL EXPENSES =                          293,887
421    MISCELLANEOUS INCOME - CREDIT                  126       (705)      (579)
                                               ---------------------------------
            TOTAL COST OF SERVICE =               262,125     31,183    293,308
                                               =================================

       INSTRUCTION: Total cost of service will
       equal for associate and nonassociate
       companies the total amount billed under
       their separate analysis of billing
       schedules.






ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
        For the Year Ended December 31, 1998

                    SCHEDULE XVII
         SCHEDULE OF EXPENSE DISTRIBUTION BY
           DEPARTMENT OR SERVICE FUNCTION
----------------------------------------------------------------------------------------------------
                                                                     DEPARTMENT OR SERVICE FUNCTION
ACCOUNT                                              TOTAL          --------------------------------
NUMBER       DESCRIPTION OF ITEMS                    AMOUNT OVERHEAD  (1)     (2)     (3)     (4)
----------------------------------------------------------------------------------------------------
                                                                          (Thousands of Dollars)
920    SALARIES AND WAGES                           152,988   2,492     867  29,314   3,214     687
921    OFFICE SUPPLIES AND EXPENSES                  36,104   7,755     198   4,186     325      78
922    ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT          0       0       0       0       0       0
923    OUTSIDE SERVICES EMPLOYED                     34,347   2,092     451   3,407     249     580
924    PROPERTY INSURANCE                                 1       1       0       0       0       0
925    INJURIES AND DAMAGES                           1,134       0       0       0       0       0
926    EMPLOYEE PENSIONS AND BENEFITS                13,124       0   1,308   1,137       5       0
928    REGULATORY COMMISSION EXPENSE                    209       0       0       0       0       0
930.1  GENERAL ADVERTISING EXPENSES                       0       0       0       0       0       0
930.2  MISCELLANEOUS GENERAL EXPENSES                 2,996     238       3    (138)    (76)      3
931    RENTS                                         16,424   8,189       0     151       0       0
932    MAINTENANCE OF STRUCTURES AND EQUIPMENT        1,464     442       0       6       0       0
403    DEPRECIATION AND AMORTIZATION EXPENSE         10,676  10,676       0       0       0       0
408    TAXES OTHER THAN INCOME TAXES                 12,582       0       0       0       0       0
409    INCOME TAXES                                  (2,453)      0       0       0       0       0
410    PROVISION FOR DEFERRED INCOME TAXES            7,709       0       0       0       0       0
411    PROVISION FOR DEFERRED INCOME TAXES - CREDIT  (5,431)      0       0       0       0       0
411.5  INVESTMENT TAX CREDIT                              0       0       0       0       0       0
426.1  DONATIONS                                        302       0       0       0       0       0
426.5  OTHER DEDUCTIONS                              11,711       3   2,353     580   2,666       0
427    INTEREST ON LONG-TERM DEBT                         0       0       0       0       0       0
430    INTEREST ON DEBT TO ASSOCIATE COMPANIES            0       0       0       0       0       0
431    OTHER INTEREST EXPENSE                             0       0       0       0       0       0
                                                    ------------------------------------------------
                              TOTAL EXPENSES =      293,887  31,888   5,180  38,643   6,383   1,348
                                                    ================================================

       INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3
       General Structure of Accounting System:
       Uniform System of Accounts)

       See page 25 for explanation of above service functions.





ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
        For the Year Ended December 31, 1998

                    SCHEDULE XVII
         SCHEDULE OF EXPENSE DISTRIBUTION BY
           DEPARTMENT OR SERVICE FUNCTION
----------------------------------------------------------------------------------------------------
                                                            DEPARTMENT OR SERVICE FUNCTION
ACCOUNT                                             ------------------------------------------------
NUMBER       DESCRIPTION OF ITEMS                     (5)     (6)     (7)     (8)     (9)     (10)
----------------------------------------------------------------------------------------------------
                                                                (Thousands of Dollars)
920    SALARIES AND WAGES                             9,045   6,579   3,886  10,188   4,930   2,770
921    OFFICE SUPPLIES AND EXPENSES                     644     132     391     891   1,580     251
922    ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT          0       0       0       0       0       0
923    OUTSIDE SERVICES EMPLOYED                      1,192     280     316  (3,550)    277      28
924    PROPERTY INSURANCE                                 0       0       0       0       0       0
925    INJURIES AND DAMAGES                               0       6       0       0       0       0
926    EMPLOYEE PENSIONS AND BENEFITS                     0       1 (10,309)      0       6       0
928    REGULATORY COMMISSION EXPENSE                      0       0       0       0       0       0
930.1  GENERAL ADVERTISING EXPENSES                       0       0       0       0       0       0
930.2  MISCELLANEOUS GENERAL EXPENSES                    48     (57)    224     724       2     494
931    RENTS                                              0       0       0      24       4       0
932    MAINTENANCE OF STRUCTURES AND EQUIPMENT            0       0       0       0       9       0
403    DEPRECIATION AND AMORTIZATION EXPENSE              0       0       0       0       0       0
408    TAXES OTHER THAN INCOME TAXES                      0       0       0       0       0       0
409    INCOME TAXES                                       0       0       0       0       0       0
410    PROVISION FOR DEFERRED INCOME TAXES                0       0       0       0       0       0
411    PROVISION FOR DEFERRED INCOME TAXES - CREDIT       0       0       0       0       0       0
411.5  INVESTMENT TAX CREDIT                              0       0       0       0       0       0
426.1  DONATIONS                                          0       0       0       0       0       0
426.5  OTHER DEDUCTIONS                                   0       0       0       0       0     894
427    INTEREST ON LONG-TERM DEBT                         0       0       0       0       0       0
430    INTEREST ON DEBT TO ASSOCIATE COMPANIES            0       0       0       0       0       0
431    OTHER INTEREST EXPENSE                             0       0       0       0       0       0
                                                    ------------------------------------------------
                              TOTAL EXPENSES =       10,929   6,941  (5,492)  8,277   6,808   4,437
                                                    ================================================

       INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3
       General Structure of Accounting System:
       Uniform System of Accounts)

       See page 25 for explanation of above service functions.






ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
        For the Year Ended December 31, 1998

                    SCHEDULE XVII
         SCHEDULE OF EXPENSE DISTRIBUTION BY
           DEPARTMENT OR SERVICE FUNCTION
----------------------------------------------------------------------------------------------------
                                                            DEPARTMENT OR SERVICE FUNCTION
ACCOUNT                                             ------------------------------------------------
NUMBER       DESCRIPTION OF ITEMS                     (11)    (12)    (13)    (14)    (15)    (16)
----------------------------------------------------------------------------------------------------
                                                                (Thousands of Dollars)
920    SALARIES AND WAGES                            19,331  11,669   3,402   2,993  14,825   6,609
921    OFFICE SUPPLIES AND EXPENSES                     851   4,425   1,357      10   9,471   1,017
922    ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT          0       0       0       0       0       0
923    OUTSIDE SERVICES EMPLOYED                      2,724   6,767   3,399     133   9,192   2,096
924    PROPERTY INSURANCE                                 0       0       0       0       0       0
925    INJURIES AND DAMAGES                               0      31       0       0       0       0
926    EMPLOYEE PENSIONS AND BENEFITS                     4       2       0       0       5  20,735
928    REGULATORY COMMISSION EXPENSE                      5       0       0       0       0       0
930.1  GENERAL ADVERTISING EXPENSES                       0       0       0       0       0       0
930.2  MISCELLANEOUS GENERAL EXPENSES                   182      (8)    482      22     287     121
931    RENTS                                            615      68       1       0   5,817     324
932    MAINTENANCE OF STRUCTURES AND EQUIPMENT            6       0       0       0     710       0
403    DEPRECIATION AND AMORTIZATION EXPENSE              0       0       0       0       0       0
408    TAXES OTHER THAN INCOME TAXES                      0       0       0       0       0       0
409    INCOME TAXES                                       0       0       0       0       0       0
410    PROVISION FOR DEFERRED INCOME TAXES                0       0       0       0       0       0
411    PROVISION FOR DEFERRED INCOME TAXES - CREDIT       0       0       0       0       0       0
411.5  INVESTMENT TAX CREDIT                              0       0       0       0       0       0
426.1  DONATIONS                                          0     296       0       0       0       0
426.5  OTHER DEDUCTIONS                                   0     103      26     591       0       0
427    INTEREST ON LONG-TERM DEBT                         0       0       0       0       0       0
430    INTEREST ON DEBT TO ASSOCIATE COMPANIES            0       0       0       0       0       0
431    OTHER INTEREST EXPENSE                             0       0       0       0       0       0
                                                    ------------------------------------------------
                              TOTAL EXPENSES =       23,718  23,353   8,667   3,749  40,307  30,902
                                                    ================================================

       INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3
       General Structure of Accounting System:
       Uniform System of Accounts)

       See page 25 for explanation of above service functions.







ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
        For the Year Ended December 31, 1998

                    SCHEDULE XVII
         SCHEDULE OF EXPENSE DISTRIBUTION BY
           DEPARTMENT OR SERVICE FUNCTION
----------------------------------------------------------------------------------------------------
                                                            DEPARTMENT OR SERVICE FUNCTION
ACCOUNT                                             ------------------------------------------------
NUMBER       DESCRIPTION OF ITEMS                     (17)    (18)    (19)    (20)    (21)    (22)
----------------------------------------------------------------------------------------------------
                                                                (Thousands of Dollars)
920    SALARIES AND WAGES                             3,542   1,915   3,592   4,954     669   2,209
921    OFFICE SUPPLIES AND EXPENSES                     227      94   1,201     498     168      98
922    ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT          0       0       0       0       0       0
923    OUTSIDE SERVICES EMPLOYED                        978     113     922   1,573       1     966
924    PROPERTY INSURANCE                                 0       0       0       0       0       0
925    INJURIES AND DAMAGES                               2       0   1,087      17       0       0
926    EMPLOYEE PENSIONS AND BENEFITS                     0       0     126      14       0      90
928    REGULATORY COMMISSION EXPENSE                      0       0     204       0       0       0
930.1  GENERAL ADVERTISING EXPENSES                       0       0       0       0       0       0
930.2  MISCELLANEOUS GENERAL EXPENSES                    24       0       0    (144)     22     543
931    RENTS                                             (3)      0       0       0      15      49
932    MAINTENANCE OF STRUCTURES AND EQUIPMENT            0       0       0     291       0       0
403    DEPRECIATION AND AMORTIZATION EXPENSE              0       0       0       0       0       0
408    TAXES OTHER THAN INCOME TAXES                      0       0       0       0       0       0
409    INCOME TAXES                                       0       0       0       0       0       0
410    PROVISION FOR DEFERRED INCOME TAXES                0       0       0       0       0       0
411    PROVISION FOR DEFERRED INCOME TAXES - CREDIT       0       0       0       0       0       0
411.5  INVESTMENT TAX CREDIT                              0       0       0       0       0       0
426.1  DONATIONS                                          0       0       0       6       0       0
426.5  OTHER DEDUCTIONS                                   0       0       0       0   1,239   3,256
427    INTEREST ON LONG-TERM DEBT                         0       0       0       0       0       0
430    INTEREST ON DEBT TO ASSOCIATE COMPANIES            0       0       0       0       0       0
431    OTHER INTEREST EXPENSE                             0       0       0       0       0       0
                                                    ------------------------------------------------
                              TOTAL EXPENSES =        4,770   2,122   7,132   7,209   2,114   7,211
                                                    ================================================

       INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3
       General Structure of Accounting System:
       Uniform System of Accounts)

       See page 25 for explanation of above service functions.






ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
        For the Year Ended December 31, 1998

                    SCHEDULE XVII
         SCHEDULE OF EXPENSE DISTRIBUTION BY
           DEPARTMENT OR SERVICE FUNCTION
----------------------------------------------------------------------------

ACCOUNT                                             ------------------------
NUMBER       DESCRIPTION OF ITEMS                     (23)    (24)    (25)
----------------------------------------------------------------------------

920    SALARIES AND WAGES                             3,296      10       0
921    OFFICE SUPPLIES AND EXPENSES                     296     (40)      0
922    ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT          0       0       0
923    OUTSIDE SERVICES EMPLOYED                        144      17       0
924    PROPERTY INSURANCE                                 0       0       0
925    INJURIES AND DAMAGES                               0      (9)     (0)
926    EMPLOYEE PENSIONS AND BENEFITS                     0       0       0
928    REGULATORY COMMISSION EXPENSE                      0       0       0
930.1  GENERAL ADVERTISING EXPENSES                       0       0       0
930.2  MISCELLANEOUS GENERAL EXPENSES                     0       0       0
931    RENTS                                              0   1,170       0
932    MAINTENANCE OF STRUCTURES AND EQUIPMENT            0       0       0
403    DEPRECIATION AND AMORTIZATION EXPENSE              0       0       0
408    TAXES OTHER THAN INCOME TAXES                      0       0  12,582
409    INCOME TAXES                                       0       0  (2,453)
410    PROVISION FOR DEFERRED INCOME TAXES                0       0   7,709
411    PROVISION FOR DEFERRED INCOME TAXES - CREDIT       0       0  (5,431)
411.5  INVESTMENT TAX CREDIT                              0       0       0
426.1  DONATIONS                                          0       0       0
426.5  OTHER DEDUCTIONS                                   0       0       0
427    INTEREST ON LONG-TERM DEBT                         0       0       0
430    INTEREST ON DEBT TO ASSOCIATE COMPANIES            0       0       0
431    OTHER INTEREST EXPENSE                             0       0       0
                                                    ------------------------
                              TOTAL EXPENSES =        3,736   1,148  12,407
                                                    ========================

       INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3
       General Structure of Accounting System:
       Uniform System of Accounts)

       See page 25 for explanation of above service functions.






               ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                       For the Year Ended December 31, 1998

                                  SCHEDULE XVII
                                  -------------

                            KEYS FOR SERVICE FUNCTIONS
                            --------------------------

  KEYS                           SERVICE FUNCTION
  ----                           ----------------
   (1)    Chairman, President and Chief Executive Officer
   (2)    President - Nuclear Group
   (3)    Executive V.P. and Chief Financial Officer
   (4)    Senior V.P.-Strategy & Development
   (5)    V.P. - Wholesale Marketing
   (6)    V.P. and Controller
   (7)    V.P. and Treasurer
   (8)    V.P. - Energy Services
   (9)    V.P. Fossil and Hydro
  (10)    President - Retail Business Group
  (11)    V.P. - Energy Delivery
  (12)    Director - Customer Service
  (13)    Director - Customer Support
  (14)    V.P. - Administration
  (15)    V.P. and Chief Information Officer
  (16)    V.P. - Human Resources & General Services
  (17)    Director - Purchasing and Contracts
  (18)    Director - Internal Audit and Security
  (19)    Senior V.P.,Secretary and General Counsel
  (20)    V.P. - Environmental Safety & Ethics
  (21)    V.P. - Governmental Affairs
  (22)    V.P. - Corporate Communication
  (23)    V.P. - Rates, Regulatory Affairs & Compliance
  (24)    New England Power Pool
  (25)    Corporate Expenses - unallocated






                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
                        For the Year Ended December 31, 1998
                         DEPARTMENTAL ANALYSIS OF SALARIES
                         ---------------------------------
                                       ACCOUNT 920

                                                DEPARTMENTAL SALARY EXPENSE
NAME OF DEPARTMENT                             INCLUDED IN AMOUNTS BILLED TO     NUMBER OF
------------------                        -------------------------------------- PERSONNEL
Indicate each dept.                         TOTAL   PARENT    OTHER       NON       END
or service function.                       AMOUNT  COMPANY ASSOCIATES ASSOCIATES  OF YEAR
--------------------                      -------------------------------------- ---------
                                                   (Thousands of Dollars)
Chairman, President and Chief
  Executive Officer                           $867     $55       $796        $16        3
President- Nuclear Group                    29,314       0     28,724        590      367
Executive V.P. and Chief
  Financial Officer                          3,214      66      3,128         20       17
Senior V.P.-Strategy & Development             687      77        610          0       10
V.P. - Wholesale Marketing                   9,045     205      8,836          4       96
V.P. and Controller (1)                      6,581      12      6,397        172      135
V.P. and Treasurer                           3,886      46      3,758         82       81
V.P. - Energy Services (2)                  10,194       0     10,189          5      103
V.P. - Fossil and Hydro                      4,930     202      4,717         11       74
President - Retail Business Group (3)        2,773       5      2,765          3       22
V.P. - Energy Delivery (4)                  19,374       0     17,324      2,050      262
Director - Customer Service (5)             11,691       0     11,687          4      187
Director - Customer Support                  3,402       0      3,401          1       47
V.P. - Administration                        2,993      57      2,932          4        3
V.P. and Chief Information Officer (6)      15,342     152     14,567        623      438
V.P. - Human Resources and General
  Services (7)                               8,508      15      8,323        170      146
Director - Purchasing and Contracts          3,542       0      3,383        159       57
Director - Internal Audit and Security       1,915       4      1,862         49       34
Senior V.P., Secretary and
  General Counsel                            3,592     369      3,189         34       54
V.P.- Environmental Safety & Ethics          4,954      25      4,838         91       80
V.P.- Governmental Affairs                     669       0        658         11        8
V.P. - Corporate Communication               2,209      54      2,082         73       42
V.P. - Rates, Regulatory Affairs &
  Compliance                                 3,296       0      3,295          1       50
New England Power Pool                          10       0         10          0        0
                                          -------------------------------------- ---------
                                          $152,988  $1,344   $147,471     $4,173    2,316
                                          ====================================== =========

(1) Total amount includes $2,000 of payroll overhead.
(2) Total amount includes $6,000 of payroll overhead.
(3) Total amount includes $3,000 of payroll overhead.
(4) Total amount includes $43,000 of payroll overhead.
(5) Total amount includes $22,000 of payroll overhead.
(6) Total amount includes $517,000 of payroll overhead.
(7) Total amount includes $1,899,000 of payroll overhead.









                      ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                             For the Year Ended December 31, 1998


                                  OUTSIDE SERVICES EMPLOYED
                                        ACCOUNT 923

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
------------------------------------------------------------------------------------------
                                                                  RELATIONSHIP
                                                                  "A"-ASSOCIATE
                                                                    "NA"-NON
           FROM WHOM PURCHASED                                      ASSOCIATE    AMOUNT
------------------------------------------------------------------------------------------
                                                                               (Thousands
                                                                               of Dollars)
AUDITING SERVICES
-----------------
ARTHUR ANDERSON                                                        NA             $55
                                                                               -----------
    TOTAL AUDITING SERVICES                                                            55
                                                                               ===========


ADVERTISING SERVICES
--------------------
BSA ADVERTISING INC                                                    NA             158
MISCELLANEOUS (6 PAYEES)                                               NA              43
                                                                               -----------
    TOTAL ADVERTISING SERVICES                                                        201
                                                                               ===========

COLLECTION SERVICES
-------------------
CREDIT BUREAU COLLECTIONS                                              NA             122
FINANCIAL COLLECTION AGENCIES                                          NA             160
MISCELLANEOUS (9 PAYEES)                                               NA             234
                                                                               -----------
    TOTAL COLLECTION SERVICES                                                         516
                                                                               ===========

COMPUTER SERVICES
-----------------
COMPLETE BUSINESS SOLUTIONS                                            NA           1,966
DUN & BRADSTREET                                                       NA             140
IBM                                                                    NA           1,546
PITNEY BOWES INC                                                       NA             122
PRIDE TECHNOLOGIES INC                                                 NA             229
MISCELLANEOUS (39 PAYEES)                                              NA             698
                                                                               -----------
     TOTAL COMPUTER SERVICES                                                        4,701
                                                                               ===========

ENGINEERING SERVICES
--------------------
C W COSTELLO & ASSOCIATES INC                                          NA             222
CATARACT INC                                                           NA             137
COMPLETE BUSINESS SOLUTIONS                                            NA             144
DIGITAL EQUIPMENT CORP                                                 NA             109
H & P INC                                                              NA             171
HIGH TECH CONSULTANTS                                                  NA             227
INTANDEM TECHNOLOGY INC                                                NA             114
INTEGRATED DOCUMENT MANAGEMENT                                         NA             163
INVESTCONSULT INC                                                      NA             194
KEANE INC                                                              NA             104
MARTIN-SIGMON CONSULTING                                               NA             176
MEGAN CORP                                                             NA             139
PREMIER DATA SERVICES INC                                              NA             216
RESOURCE MANAGEMENT INT INC                                            NA             116
TECHNICAL AID CORP                                                     NA             348
W D ASSOCIATES INC                                                     NA             103
WILTEL COMMUNICATIONS SYSTEMS                                          NA             442
YANKEE ATOMIC ELECTRIC CO                                              NA             297
MISCELLANEOUS (104 PAYEES)                                             NA           1,424
                                                                               -----------
   TOTAL ENGINEERING SERVICES                                                       4,846
                                                                               ===========

LEGAL SERVICES
--------------
DAY BERRY & HOWARD                                                     NA             802
MISCELLANEOUS (22 PAYEES)                                              NA             190
                                                                               -----------
   TOTAL LEGAL SERVICES                                                               992
                                                                               ===========

PRINTING SERVICES
-----------------
ALLIED PRINTING SERVICES INC                                           NA             403
MISCELLANEOUS (2 PAYEES)                                               NA              85
                                                                               -----------
   TOTAL PRINTING SERVICES                                                            488
                                                                               ===========

TEMPORARY EMPLOYMENT SERVICES
------------------------------
MANPOWER INC                                                           NA           1,690
NUCON ENGINEERING ASSOC INC                                            NA           1,527
                                                                               -----------
   TOTAL TEMPORARY EMPLOYMENT SERVICES                                              3,217
                                                                               ===========

OTHER SERVICES
--------------
ADDISON DESIGN CO                                                      NA             107
ADEPT INC                                                              NA           1,331
ADM ASSOCIATES INC                                                     NA             179
AIR DENVER INC                                                         NA             123
ANDERSEN CONSULTING                                                    NA             116
ATLANTIC TELECOM INC                                                   NA             129
BERNARD M FOX                                                          NA             443
C W COSTELLO & ASSOCIATES INC                                          NA           1,894
CAMBRIDGE ENERGY RESEARCH                                              NA             183
CATARACT INC                                                           NA             308
CONTINENTAL SERVICES GROUP INC                                         NA             207
COOPERS & LYBRAND                                                      NA             276
CREDIT CENTER INC                                                      NA             130
CT HOUSING INVESTMENT FUND                                             NA           1,616
DATA MAIL INC                                                          NA             199
DELOITTE & TOUCHE                                                      NA             547
ENTOR CORP                                                             NA             135
EQUIFAX CREDIT INFOR SERVICES                                          NA             173
ETP INC                                                                NA             112
FIRST DATA CORP                                                        NA             169
HEWITT ASSOCIATES                                                      NA             174
M & I DATA SERVICES                                                    NA             162
MARTINEZ & ASSOCIATES                                                  NA             103
MEGAN CORP                                                             NA             162
METACORP STRATAGIES, INC                                               NA             121
METCALF & EDDY                                                         NA             144
MICROAGE INFOSYSTEMS SERVICE                                           NA             103
MILLETTE ASSOCIATES                                                    NA             143
NANCY J KIRBY                                                          NA             169
OPTIMUM STAFFING WORKSTIES INC                                         NA             175
PARAMOUNT SYSTEMS INC                                                  NA             408
PRO FITNESS                                                            NA             639
RLW ANALYTICAL INC                                                     NA             865
ROTHSCHILD INC                                                         NA             249
RUMLA, INC                                                             NA             172
SECORE                                                                 NA             104
SG BARR DEVLIN & ASSOCIATES                                            NA             164
SIMSTAR INTERNATIONAL                                                  NA             129
SPECTRUM ASSOC                                                         NA             247
STAYWELL HEALTH MANAGEMENT                                             NA             133
TECHNICAL AID CORP                                                     NA             128
TESSERACT CORP                                                         NA             122
THE INDUS GROUP INC                                                    NA           1,588
THE WINN COMPANY                                                       NA             160
TOWERS PERRIN                                                          NA             357
UNICCO SECURITY SERVICES                                               NA             553
UNIVERSITY OF CONNECTICUT                                              NA             135
US DELIVERY NEW ENGLAND                                                NA             123
W D ASSOCIATES INC                                                     NA             241
WHITESTONE ASSOC                                                       NA             140
WILTEL COMMUNICATION SYSTEMS                                           NA             310
XCALIBER CONSULTING GROUP                                              NA             158
MISCELLANEOUS (707 PAYEES)                                             NA           2,373
                                                                               -----------
   TOTAL OTHER SERVICES                                                            19,331
                                                                               -----------
                                                                                  $34,347
                                                                               ===========






                              For the Year Ended December 31, 1998

                                   OUTSIDE SERVICES EMPLOYED

VENDOR NAME                        DESCRIPTION OF SERVICES RENDERED
--------------------------------------------------------------------------------------------------------

AUDITING SERVICES
-----------------
ARTHUR ANDERSON                    Provide audit services to NU Companies


ADVERTISING SERVICES
--------------------
BSA ADVERTISING INC                Furnish Advertising Services as Requested by Employment Department


COLLECTION SERVICES
-------------------

CREDIT BUREAU COLLECTIONS          Furnish Collection Services for the Western Mass Region and the
                                   Hartford Area
FINANCIAL COLLECTION AGENCIES      Furnish Collection Services for the Eastern Region



COMPUTER SERVICES
-----------------
COMPLETE BUSINESS SOLUTIONS        Consulting Services for Y2K issue relating to Millstone
DUNN & BRADSTREET                  Annual Software License and Support; Reporting
IBM                                Maintenance and on-site repairs of equipment for Connecticut locations
PITNEY BOWES INC                   Maintenance and on-site repairs
PRIDE TECHNOLOGIES INC             Provide technicians services for I96 Pathfinder Phase;
                                   Desktop Maintenance


ENGINEERING SERVICES
--------------------
C W COSTELLO & ASSOCIATES INC      Provide on-site programming services and training for
                                   Wholesale Marketing Information Tracking System
CATARACT INC                       Provide support for Millstone Operational Standards Report
COMPLETE BUSINESS SOLUTIONS        Provide consultant services for support of SYBASE DBA Activities
DIGITAL EQUIPMENT CORP             Provide consulting services for Wethersfield location
H & P INC                          Furnish assessment services relative to Nuclear Oversight
HIGH TECH CONSULTANTS              Support for DB2 Administration
INTERGRATED DOCUMENT MANAGEMENT    Provide EDMS consulting support for Northeast Utilities
INTANDEM TECHNOLOGY INC            Provide ADABAS database support
INVESTCONSULT INC                  Provide consulting services to support Human Resource Dept. at
                                   Millstone
KEANE INC                          Provide software support and services for RMG Marketing
                                   Information System
MARTIN-SIGMON CONSULTING           Provide consulting services relative to Nuclear Oversight
MEGAN CORP                         Provide analysis, development and implementation of training for
                                   OTB 2
PREMIER DATA SERVICES INC          Services to Support the INDUS Passport Infrastructure Project
RESOURCE MANAGEMENT INT INC        Furnish professional personnel to support marketing and conservation programs and evaluations
TECHNICAL AID CORP                 Furnish professional and clerical personnel to support Marketing and Conservation Programs
W D ASSOCIATES INC                 Provide consulting services for development of an adminstrative manual for the station administrative group at Millstone
WILTEL COMMUNICATION SYSTEMS       Furnish resident technicians to complete Customer Service Requests at NU System locations
YANKEE ATOMIC ELECTRIC CO          QA & Administration of Access Authorization and Fitness for Duty
                                   Programs; Audit and Assessment Support Services


LEGAL SERVICES
--------------
DAY BERRY & HOWARD                 Provide Legal Services on an as Requested Basis



PRINTING SERVICES
-----------------
ALLIED PRINTING SERVICES INC       Printing Consumer News and Special Bill Inserts



TEMPORARY EMPLOYMENT SERVICES
------------------------------
MANPOWER INC                       Temporary Labor Services
NUCON ENGINEERING ASSOC INC        Furnish Services for NUSCO Retiree Skill Bank


OTHER SERVICES
--------------
ADDISON DESIGN CO                  Furnish Labor and Materials to Design Northeast Utilities
                                   Environmental Report
ADEPT INC                          Provide services for EDS Project and TCIAS2
AIR DENVER INC                     Provided chartered flights for NU employees to and from Puerto Rico during disaster relief program
ANDERSEN CONSULTING                Provide Tax work services for NU and subs
ATLANTIC TELECOM INC               Provide Labor and Material for Voice and Data communication connection services
BERNARD M FOX                      Provide consulting services as requested by Board of Trustees
C W COSTELLO & ASSOCIATES INC      On-Site Computer Programming Services
CAMBRIDGE ENERGY RESEARCH          Furnish consulting services as required by NU's New Business and
                                   Product Development Department
CATARACT INC                       Furnish services to provide procedure writing for NDS
CONTINENTAL SERVICES GROUP INC     To provide MIMS field support and testing
COOPERS & LYBRAND LLP              Provide consulting services for NU Strategic Environmental Project
CREDIT CENTER INC                  Furnish collection services for early placement of final bills
CT HOUSING INVESTMENT FUND         Support the Administration and Oversight of the Wrap Unit to Provide
                                   Low-Income Weatherization Services
DATA MAIL INC                      Mailing Services for Community Relations Department
DELOITTE & TOUCHE                  Furnish consulting services to assist NUSCO in its selection of an integrated Energy Transaction and Risk Management System
ENTOR CORP                         Provide instruction services for MP3 Operator Training
EQUIFAX CREDIT INFOR SERVICES      Analytical Services to Verify Customer Database, Provide
                                   Firmographics and Demographics Data
ETP INC                            EAP Services for Employees and Dependents; Supervisory Training
                                   Services
FIRST DATA CORP                    Automated Electronic Payment Agent Management Services to CL&P and
                                   WMECO
HEWITT ASSOCIATES                  Consulting services for ESCO Compensation & Benefits Study;
                                   RBG Exempt Compensation Study; Actuarial services for NUSCO Benefits
M & I DATA SERVICES                Provide consulting services to support third pary billing
MARTINEZ & ASSOCIATES              Provide consulting services to support computer programming
MEGAN CORP                         Provide training and instruction for contractors; support licensing programs at MP2 Operator Training Department
METACORP STRATAGIES, INC           Furnish services to support Joint Investigation System
METCALF & EDDY                     Provide environmental site evaluations for WMECO
MICROAGE INFOSYSTEMS SERVICE       Furnish services to support Desktop maintenance effort and PC development
MILLETTE ASSOCIATES                Provide onsite physician services to NU
NANCY J KIRBY                      Provide services for various training and assessment assignments
OPTIMUM STAFFING WORKSITES INC     Furnish professional nursing and EMT services at Berlin Health Unit
PARAMOUNT SYSTEMS INC              MIMS, NUTIMS and Millennium Project Support
PRO FITNESS                        Furnish consulting services to develop the Health Enhancement Program
RLW ANALYTICAL INC                 Services to Determine Net Energy and Demand Impacts of Energy
                                   Action Program; Impact Evaluation of NUSCO's Multifamily Program
ROTHSCHILD INC                     Provide consulting services to support Regulatory Filings with the
                                   State of New Hampshire
RUMLA, INC                         Furnish consulting services to support WMECO's Standard Offer and
                                   Default Energy Services required as part of the Restructuring Effort
SECORE                             Furnish services to support Millennium Project
SG BARR DVLIN & ASSOCIATES         Furnish consulting services to support the current and future needs of  merger and acquistion projects for NU
SIMSTAR INTERNATIONAL              Furnish computer software services
SPECTRUM ASSOC                     Furnish services to perform Customer Center Telephone Survey
STAYWELL HEALTH MANAGEMENT         Provide services to support Wellaware Program
TECHNICAL AID CORP                 Furnish Professional and Clerical Personnel to Support Marketing
                                   and Conservation Programs
TESSERACT CORP                     Furnish services to support software maintenance
THE INDUS GROUP INC                Provide support to LAN and workstations; Passport application development and Code Generation workbench support
THE WINN COMPANY                   Consulting, Media Training and Video Production
TOWERS PERRIN                      Furnish consulting services for Benefits Department
UNICCO SECURITY SERVICES           Provide Uniformed Security Guard Service
UNIVERSITY OF CONNECTICUT          Furnish services to assist in the development of software to project future energy prices
US DELIVERY NEW ENGLAND            Furnish courier services
W D ASSOCIATES INC                 Provide consulting services for development of an adminstrative manual for the station administrative group at Millstone
WHITESTONE ASSOC                   Provide financial advisory services
WILTEL COMMUNICATION SYSTEMS       Provide maintenance of telephone system at Merrimack and Berlin
XCALIBER CONSULTING GROUP          Provide services and support for Leadership Training Program for
                                   Millstone Unit 3 Management Team








         ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                 For the Year Ended December 31, 1998


                    EMPLOYEE PENSIONS AND BENEFITS
                             ACCOUNT 926


INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such
              listing should be limited to $25,000.
------------------------------------------------------------------------
                DESCRIPTION                               AMOUNT
--------------------------------------------------------------------
                                                  (Thousands of Dollars)

Pension Plan                                                ($9,709)
Supplemental Retirement and Savings Plan                      6,607
Group Life, Long-term Disability, Hospital
  and Medical Insurance Expenses                             10,770
Post retirement medical benefit - FAS 106                     5,118
Other Employee Benefits Expenses                                338







                                                          ---------
                                           TOTAL            $13,124
                                                          =========











             ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                     For the Year Ended December 31, 1998


                         GENERAL ADVERTISING EXPENSES
                                ACCOUNT 930.1


INSTRUCTIONS: Provide a listing of the amount included in Account 930.1,
              "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

------------------------------------------------------------------------------
     DESCRIPTION                  NAME OF PAYEE                AMOUNT
------------------------------------------------------------------------------
                                                        (Thousands of Dollars)







                                                               ---------
                                              TOTAL            $   -
                                                               =========








                ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                        For the Year Ended December 31, 1998

                           MISCELLANEOUS GENERAL EXPENSES
                                    ACCOUNT 930.2


INSTRUCTIONS:  Provide a listing of the amount included in Account 930,
               "Miscellaneous General Expenses," classifying such expenses according to their nature.  Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act,
               as amended by Public Law 94-283 in 1976 (2 U.S.C. Section
               441(b)(2)) shall be separately classified.
___________________________________________________________________________________
                   DESCRIPTION                                       AMOUNT
-----------------------------------------------------------------------------------
                                                                  (Thousand of
                                                                    Dollars)
Economic development                                                  1,204
Information technology                                          $       519
Membership Dues                                                         492
Shareholder reports and meetings                                        353
Northeast Power Coordinating Council                                    179
Closing fees - revolving credit facility                                 89
New York Stock Exchange - annual listing fee                             75
Other miscellaneous expenses (103 items)                                 85
                                                                ------------
                                                TOTAL           $     2,996
                                                                ============












          ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                  For the Year Ended December 31, 1998


                                 RENTS
                              ACCOUNT 931


INSTRUCTIONS: Provide a listing of the amount included in Account 931,
              "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


------------------------------------------------------------------------
             TYPE OF PROPERTY                             AMOUNT
------------------------------------------------------------------------
                                                  (Thousands of Dollars)

Buildings/office space                                       $6,932
Computer/Office equipment                                     9,203
Vehicles                                                        289




                                                          ---------
                                           TOTAL            $16,424
                                                          =========







          ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                 For the Year Ended December 31, 1998


                     TAXES OTHER THAN INCOME TAXES
                              ACCOUNT 408


INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than
              Income Taxes." Separate the analysis into two groups:
              (1)Other than U.S. Government taxes, and (2) U.S.
              Government taxes. Specify each of the various kinds of
              taxes and show the amounts thereof. Provide a subtotal
              for each class of tax.
-------------------------------------------------------------------------
                KIND OF TAX                               AMOUNT
-------------------------------------------------------------------------
                                                  (Thousands of Dollars)

(1) Other Than U.S. Government Taxes:

    Connecticut Unemployment                                   $976
    Massachusetts Unemployment                                    6
    Local property                                            1,087
    Connecticut Corporation Business Tax                       (363)
    Connecticut Sales Tax                                        55
    Other                                                         8
                                                           ---------
               Sub-Total                                      1,769
                                                           ---------

(2) U.S. Government Taxes:

    Federal Insurance Contribution Act                        8,334
    Medicare Tax                                              2,335
    Federal Unemployment                                        144
                                                           ---------
               Sub-Total                                     10,813
                                                           ---------

                                           TOTAL            $12,582
                                                           =========







                       ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                               For the Year Ended December 31, 1998


                                              DONATIONS
                                            ACCOUNT 426.1


INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1, "Donations,"
               classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

----------------------------------------------------------------------------------------------
          NAME OF RECIPIENT                        PURPOSE OF DONATION               AMOUNT
----------------------------------------------------------------------------------------------
                                                                                   (Thousands
                                                                                   of Dollars)
UNIVERSITY OF CONNECTICUT             CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT       $47
AMERICAN LITHOGRAPHY CORP             CHARITABLE CONTRIBUTION                              16
CAMBRIDGE REPORTS RES INTL            CHARITABLE CONTRIBUTION                              15
RENSSELAER POLYTECHNIC INSTITUTE      CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT        15
ST JOSEPH COLLEGE                     CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT        15
UNIVERSITY OF MASSACHUSETTS           CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT        13
UNITED WAY                            CHARITABLE CONTRIBUTION                              10
BUSHNELL MEMORIAL                     CHARITABLE CONTRIBUTION                               9
EDUCATIONAL PUBLISHING GROUP          CHARITABLE CONTRIBUTION                               9
THE E R HITCHCOCK COMPANY INC         CHARITABLE CONTRIBUTION                               8
SCIENCE CENTER OF CONNECTICUT         CHARITABLE CONTRIBUTION                               7
NAUGATUCK VALLEY COMMUNITY            CHARITABLE CONTRIBUTION                               7
BARKER SPECIALITY                     CHARITABLE CONTRIBUTION                               5
HOW 2 DESIGN                          CHARITABLE CONTRIBUTION                               5
CAPITAL COMMUNITY TECHNICAL COLLEGE   CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT         5
FRANKLIN PIERCE COLLEGE               CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT         5
NORWALK COMMUNITY TECHNICAL           CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT         5
SEA RESEARCH FOUNDATION INC           CHARITABLE CONTRIBUTION                               5
WESLEYAN UNIVERSITY                   CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT         5
MARTIN FOTO & ART                     CHARITABLE CONTRIBUTION                               5
WVIT CHANNEL 30                       CHARITABLE CONTRIBUTION                               5
BENTLEY COLLEGE                       CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT         4
BRYANT COLLEGE                        CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT         4
CENTRAL CONNECTICUT STATE UNIVERSITY  CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT         4
URBAN LEAGUE OF GREATER               CHARITABLE CONTRIBUTION                               4
DEC RESEARCH                          CHARITABLE CONTRIBUTION                               3
MOUNT HOLYOKE COLLEGE                 CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT         3
SPRINGFIELD TECHNICAL                 CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT         3
UNIVERSITY OF HARTFORD                CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT         3
MISCELLANEOUS (52 PAYEES)             CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT        58
                                                                                   -----------
                                                          TOTAL                          $302
                                                                                   ===========





              ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                      For the Year Ended December 31, 1998


                               OTHER DEDUCTIONS
                                ACCOUNT 426.5


INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5,
               "Other Deductions," classifying such expenses according to their nature.

---------------------------------------------------------------------------------
         DESCRIPTION                      NAME OF PAYEE             AMOUNT
---------------------------------------------------------------------------------
                                                          (Thousands of Dollars)

Executive incentive
 compensation plan            Various NUSCO Officers                 $7,243


Government relation
  expenditures                Black Kelly Scruggs & Healey              139
                              Gaffney, Bennett and Associates, Inc.     106
                              Issues Management Group                   139
                              Updike Kelly & Spellacy, PC               117
                              Tyler Cooper & Alcorn                     107
                              Miscellaneous (87 items)                  321




Communication services        Cronin & Company                        3,237
                              Edison Electric Institute                 162
                              Miscellaneous (27 items)                    5



Contributions                 Miscellaneous (74 items)                  132


Other                         Miscellaneous (2 items)                     3


                                                                    --------
                                                             TOTAL  $11,711
                                                                    ========







                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 1998

                                     SCHEDULE XVIII

                              NOTES TO STATEMENTS OF INCOME

INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



See Notes to Financial Statements on pages 19 through 19E.






                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
                     ORGANIZATION CHART (AS OF DECEMBER 31, 1998)


Chairman, President and Chief Executive Officer

 - President and Chief Executive Officer - Nuclear Group

 - President - Retail Business Group
    - Vice President - Energy Delivery
    - Director - Customer Service
    - Director - Customer Support

 - Executive Vice President and Chief Financial Officer
    - Senior Vice President - Strategy and Development
    - Vice President - Wholesale Marketing
    - Vice President and Treasurer
    - Vice President and Controller
    - Vice President - Energy Services
    - Vice President - Fossil and Hydro

 - Senior Vice President, Secretary and General Counsel
    - Vice President - Environmental Safety and Ethics

 - Vice President - Administration
    - Vice President and Chief Information Officer
    - Vice President - Human Resources and General Services
    - Director - Purchasing and Contracts
    - Director - Internal Audit and Security

 - Vice President - Governmental Affairs

 - Vice President - Corporate Communications

 - Vice President - Rates, Regulatory Affairs and Compliance







                  NORTHEAST UTILITIES SERVICE COMPANY
                  -----------------------------------
                         METHODS OF ALLOCATION
                         ---------------------
                  For the year ended December 31, 1998
                  ------------------------------------


 1) Cogeneration Units

 2) Conservation and Load Management Programs and Expenditures

 3) Peak Load

 4) Fuel Purchased

 5) Gross Plant Assets

 6) Invoices Processed

 7) Materials and Supplies

 8) Megawatt Hour Sales

 9) Direct Charged Costs

10) Payroll

11) Operating Revenues

12) Union Employees

13) Vehicle Lease Costs

14) Customers

15) Vehicles

16) Nuclear Units

17) Borrowing Limits

18) Employees

19) Shareholder Equity

20) KWH Load Under Contract


NOTE: Allocations may include a combination of the above factors.






          ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

       ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED









During 1998, there was no compensation for use of capital billed to the associated companies.






            ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                     For the Year Ended December 31, 1998

 Report Relating to Electric Power Brokering and Marketing Activities
     Filed pursuant to Rule 24 under the Public Utility Holding
      Company Act of 1935  (HCAR.  No. 26359; File No. 70-8641)





                                       (Thousands
                                        of Dollars)

ACTIVITY
--------
BROKERING:
        Revenues                         $      0
                                         =========
        Expenses                         $      0
                                         =========





MARKETING:
        Revenues:                        $ 20,811
                                         =========
        Expenses:
               Purchased power             12,000
               Purchased capacity           2,733
               Transmission                   238
               Payroll                         51
                                         ---------
                                         $ 15,022
                                         =========





                        ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                                                    SIGNATURE CLAUSE





Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.









                                          NORTHEAST UTILITIES SERVICE COMPANY
                                              (Name of Reporting Company)




                                         By: /s/ John J. Roman
                                                (Signature of Signing Officer)





                                  John J. Roman - Vice President and Controller
                                   (Printed Name and Title of Signing Officer)


                                                  Date: April 23, 1999